[redacted]

SEC 10028504 IISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67873

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: New Century Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1999 Avenue of the Stars, suite 1100
(No. and Street)

Los Angeles,	CA	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Salter 310-451-9073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
(Name – *if individual, state last, first, middle name*)

11300 West Olympic Blvd., Suite 875	Los Angeles	CA	90064
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
106

CHECK ONE:

- ☒ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Mark Salter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of New Century Capital Partners, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

President and CEO
Title

[signature]
Notary Public

NURIA BAIRES
Commission # 1877049
Notary Public - California
Los Angeles County
My Comm. Expires Feb 12, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.

ANNUAL AUDIT REPORT

DATE - DECEMBER 31, 2009

NEW CENTURY CAPITAL PARTNERS, INC.

CONTENTS

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT AUDITOR

Board of Directors
New Century Capital Partners, Inc.
Los Angeles, California

I have audited the accompanying statement of financial condition of New Century Capital Partners, Inc., as of December 31, 2009 and related statements of operations, changes in shareholder's equity and cash flows for the year ended December 31, 2009. These financial statements are being filed pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 and include the supplemental schedule of the net capital computation required by rule 15c3-1. These financial statements are the responsibility of New Century Capital Partners, Inc's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards the generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, such financial statements referred to above present fairly, in all material respects, the financial condition of New Century Capital Partners, Inc. as of December 31, 2009 and the results of its operations, changes in shareholder's equity and cash flows for the year then ended in conformity with the United States generally accepted accounting principles.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2010

NEW CENTURY CAPITAL PARTNERS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

Assets

Cash	$ 638,103
Accounts Receivable	26,511
Prepaid Expenses	2,900
Equipment (net of accumulated depreciation, $22,138)	31,422
Security Deposit – rent	2,600
Total Assets	$ 701,536

Liabilities and Shareholder's Equity

Liabilities	
Accounts Payable	$ 72,713
Credit Card Payable	11,496
Total Liabilities	84,209
Shareholder's Equity	
Common stock, authorized 1,000 shares, $50 par value, issued and outstanding 100 shares	5,000
Paid in capital	166,612
Retained Earnings	445,715
Total Shareholder's Equity	617,327
Total Liabilities and Shareholder's Equity	$701,536

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2009

REVENUE	
Strategic Advisory	$395,338
Financial Advisory	49,975
Interest	8,614
TOTAL REVENUES	453,927
EXPENSES	
Auto	26,924
Bad debt	23,703
Conference & study material	14,502
Consulting	76,846
Database research	22,277
Depreciation	13,722
Dues	8,756
Insurance	30,170
Licenses and permits	10,341
Miscellaneous	3,496
Office expense	22,166
Parking	1,756
Payroll taxes	5,093
Postage & delivery	1,020
Printing	2,271
Professional fees	97,967
Regulatory fees	7,821
Rent	37,950
Telephone	9,198
Travel & entertainment	59,410
Wages	65,252
TOTAL EXPENSES	540,641
(LOSS) BEFORE TAXES	(86,714)
STATE INCOME TAX	0
NET (LOSS)	$(86,714)

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2009

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings (Deficit)	Total
Balance, December 31, 2008	0	$ 0	$ 0	$ 697,411	$ 697,411
Conversion	100	5,000	143,978	(148,978)	0
Capital Distribution				(16,004)	(16,004)
Capital Contribution			22,634		22,634
Net (Loss)				(86,714)	(86,714)
Balance, December 31, 2009	100	$ 5,000	$ 166,612	$ 445,715	$ 617,327

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities:	
Net (Loss) from Operations	$(86,714)
Depreciation	13,722
Accounts Receivable	(14,171)
Prepaid Expense	12,167
Accounts Payable	61,019
Credit Card Payable	7,638
Income Tax payable	(6,000)
Net Cash Used by Operating Activities	(12,339)
Cash Flows from Investing Activities:	--
Equipment	(26,900)
Cash Flows from Financing Activities:	
Capital Distribution	(16,004)
Capital Contribution	22,634
Net Cash Provided by Financing Activities	6,630
Decrease in Cash	(32,609)
Cash: As of December 31, 2008	670,712
Cash: As of December 31, 2009	$638,103

Interest Paid	$ 0
State Taxes Paid	$ 800

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2009

NOTE 1 - ORGANIZATION

New Century Capital Partners, Inc. (the "Company") was formed on October 20, 2004 as a California limited liability company ("LLC"). On January 5, 2009 the Company was approved by the State of California to be an S Corporation. On September 9, 2008 it was approved by the Financial Industry Regulatory Agency ("FINRA") to operate as a registered broker-dealer in securities under the Securities and Exchange Act of 1934 under SEC Rule 15c3-3 (K) (2) (i). The Company does not hold customer funds and/or securities and conducts business on a fully disclosed basis. The Company provides a broad range of investment banking services including mergers and acquisitions and corporate and financial restructuring services. In addition, it offers corporate finance services including raising capital and advisory services associated with initial public offerings, private placements, blank-check offerings and other structured securities.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Property and equipment are being depreciated using the straight line method over 5 years useful life.

The Company maintains its books on the accrual basis of accounting and files its tax return on the cash basis of accounting.

NOTE 3 - NET CAPITAL

The Company is subject to a $5,000 minimum capital requirement under SEC Rule 15c3-1, which also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2009 the Company had complied with both requirements. See page 8 for the computation of net capital requirements.

NOTE 4 - INCOME TAXES

The Company is an S Corporation for federal income tax purposes. Consequently, federal income taxes are not payable by or provided for the Company. The shareholder is taxed individually on his share of the Company's earnings.

The State of California requires corporations to pay a minimum $800 tax but the tax is waived for first year of being a California corporation.

NOTE 5 – CONTINGENT LIABILITIES

In the normal course of the securities business the Company could be named as a defendant or plaintiff in litigation. At the present there is one litigation outstanding with the Company being the plaintiff, with unknown outcome. Consequently nothing has been booked.

NOTE 7 - USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 8 – COMMITMENTS

The Company has a rent commitment until July 31, 2011. No decision has been made on extending the lease or moving to a new location.

2010 Rent Commitment	$34,800

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

During the year ended December 31, 2009, SIPC raised its member's assessment to 0.0025 of each member's securities business total revenue. The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal years ending December 31, 2009 because the Company's SIPC Net Operating Revenues are under $500,000.

NEW CENTURY CAPITAL PARTNERS, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL REQUIREMENTS PURSUANT TO RULE 15c3-1
DECEMBER 31, 2009

COMPUTATION OF NET CAPITAL

Shareholder's Equity	$ 617,327
Non Allowable Assets - page 9	(63,433)
NET CAPITAL	$ 553,894

COMPUTATION OF NET CAPITAL REQUIREMENTS

Minimum net capital required 6-2/3 of total liabilities	$ 5,614
Minimum dollar net capital required	$ 5,000
Net Capital required (greater of above amounts)	$ 5,614
EXCESS CAPITAL	$ 548,280
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$ 545,473

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total liabilities	$ 84,209
Percentage of aggregate indebtedness to net capital	16%

RECONCILIATION

The following is a reconciliation at December 31, 2009 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4).

Unaudited net capital computation	$553,174
Net audit adjustment	720
Audited net capital computation	$553,894

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
NON-ALLOWABLE ASSETS
DECEMBER 31, 2009

NON-ALLOWABLE ASSETS

Accounts receivable	$ 26,511
Prepaid expenses	2,900
Equipment	31,422
Security deposit	2,600
	$ 63,433

See accompanying notes to financial statements

NEW CENTURY CAPITAL PARTNERS, INC.
SCHEDULE II – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2009

A computation of reserve requirement is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

NEW CENTURY CAPITAL PARTNERS, INC.
SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
AS OF DECEMBER 31, 2009

Information relating to possession or control requirements is not applicable to New Century Capital Partners, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

PART II
Report of Independent Auditor
on Internal Accounting Control Required by SEC Rule 17a-5

Board Members
New Century Capital Partners, Inc.
Los Angeles, California

In planning and performing my audit of the financial statements and supplemental schedules of New Century Capital Partners, Inc. (the "Company") for the year ended December 31, 2009, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3 (a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide

Board Members
New Century Capital Partners, Inc.
Los Angeles, California

management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2009 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Yafeh, CPA

Los Angeles, California
February 23, 2010